

Mail Stop 3720

June 16, 2016

Liu Jun
President
Asia Equity Exchange Group, Inc.
Room 2101, 21/F Sino Plaza
255-257 Gloucester Road
Causeway Bay
Hong Kong

> **Re: Asia Equity Exchange Group, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed June 6, 2016**
> **File No. 333-192272**

Dear Mr. Jun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please include each of the three representations included at the end of our letter dated May 11, 2016 ("Tandy Representations") in your next response letter or by separate letter. Please also note that these representations must be made by the company.

Current Business, page 7

2. We note your response to our comment 4 and reissue the comment in part. Please clarify whether your current "listing" and "public company" services relate to markets and regulatory structures in China or whether they relate to the markets and regulatory structures in other countries. Your discussion under "Government Regulations" suggests

that your services relate to markets outside of China. Discuss the relevant markets and regulations. For example, it appears your services may be designed to assist Chinese companies to become SEC reporting companies or to begin trading on U.S. markets.

Government Regulations, page 13

3. We note that in response to our comment 5, you have revised your disclosure at pages 14 and 21 to clarify that Chinese law does not apply to your company's Samoan operations. We further note that in the first risk factor on page 20, you state that the company only conducts business in China. Please revise your document to clarify what specific operations, if any, the company conducts in China. In connection with such revisions, please revise your document to indicate what Chinese regulations may be applicable to any of the company's Chinese operations and how you comply with these regulations. As one example, specifically discuss the operations conducted by Yinfu Guotai Investment Consultant (Shenzhen) Co., Ltd. and the business or regulatory reasons for having this Chinese wholly foreign-owned entity.

Risk Factors, page 17

4. We note that you principal executive office is located in Hong Kong. Please disclose where the majority of your assets are located. Also disclose where your officers and directors reside and whether they are foreign nationals. Provide a new risk factor that discloses these facts and discusses the risks specific to effecting service of process, enforcing judgments and bringing original actions in Hong Kong and any other applicable foreign jurisdiction.

Management's Discussion and Analysis of Financial Condition and Results Of Operations

Results of Operations, page 29

5. We note that you have received $242,512 in revenues from inception to date from your consultancy services. We further note that you only conduct business in China. Please discuss in what currency you have received your revenues to date and in what currency you expect to receive revenues in the future. Discuss, as applicable, Chinese foreign currency regulations and the extent to which your cash and revenues would be available to the registrant and its shareholders. When discussing the availability of cash and revenues, please discuss any other applicable Chinese regulations, such as the requirement of your Chinese wholly foreign-owned entity to maintain a reserve fund.

Certain Relationships and Related Transactions, page 44

6. Please disclose the material terms of the advances that Mr. Liu Jun made to the company and Asia Equity Exchange Group Company Ltd. ("AEEGCL"). File as exhibits the agreements evidencing these advances.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Cc: James B. Parsons